VIA EDGAR

September 12, 2007

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 4561

Washington, D.C. 20549

RE:	Intervest Bancshares Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007

File No. 0-23377

Dear Mr. Nolan:

This letter is in response to the comments contained in your letter of September 7, 2007 regarding Intervest Bancshares Corporation’s (the “Company”), Form 10-Q for the Quarterly Period Ended June 30, 2007.

To aid in your review, we have set forth below the staff’s comments in italics, followed by the Company’s response in bold.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management’s Discussion and Analysis

Allowance for Loan Losses, page 22

We note your disclosure that the increase in the allowance for loan losses as of June 30, 2007 resulted primarily from net loan growth during the period. Please tell us how you considered the following in your determination of the amount of the allowance for loan losses at June 30, 2007:

•	The significant reduction in the ratio of the allowance for loan losses to non-current loans compared to December 31, 2006;

The Company did not take this ratio into account in determining the amount of the allowance for loan losses at June 30, 2007. This ratio is a mathematical computation calculated at a specific point in time based on the level of the allowance compared to the level of non-current loans. The Company does not increase or decrease its allowance for loan losses to achieve a specific target ratio. Rather, in the establishment of the allowance, the Company evaluates the adequacy of the allowance for loan losses monthly or more frequently based on various factors as is described on pages 34 and 35 of its Report on Form 10-K for the fiscal year ended December 31, 2006. This evaluation includes taking into consideration specific problem loans, including loans on non-accrual status and estimates of fair value of the underlying properties.

•	The significant increase in nonaccrual loans and accruing loans past due 90 days compared to December 31, 2006;

•	The significant increase in closely monitored accruing loans compared to December 31, 2006;

The cited increases were indirectly taken into account in determining the amount of the allowance for loan losses at June 30, 2007. Whenever the Company experiences payment problems, with a loan, an internal review of that loan is performed by either or both of the Company’s two senior lending officers (the Chairman and President of the Florida Division of Intervest National Bank, a wholly-owned subsidiary of the Company) to re-evaluate the internal credit rating that is assigned to the loan. This credit rating directly affects the computation of the allowance for loan losses. The estimated loss factors that the Company applies to its loans to calculate the allowance for loan losses increase as a loan’s credit rating decreases. Nonaccrual and/or problem loans are normally downgraded based on the known facts and circumstances at the time of review, which in turn impacts the level of the allowance for loan losses. The review includes the physical inspection of such properties generally conducted every six months and the monitoring of impositions and insurance premiums to preserve the Company’s security interest in the properties.

•	Whether you adjusted loss factors applied to currently performing loans in light of the increase in nonaccrual and past due loans or other factors;

All nonaccrual and problem loans are reviewed individually based on the facts and circumstances known to the Company at the time of the review. Based on a review of the loans classified as nonaccrual or past due and still accruing as of June 30, 2007, the Company concluded that there were specific issues unique to each loan that resulted in those loans being classified as such, and that the issues identified did not necessitate a change to the Company’s overall estimated loss factors at June 30, 2007.

•	The nature and extent of the collateralization of nonaccrual loans;

•	Whether you updated prior collateral appraisals, obtained new appraisals or used other means to determine the current value of land and/or properties related to non-current loans; and

The Company did take into consideration the nature and extent of the collateralization of nonaccrual loans, loans past due 90 days and still accruing and any other problem loans in its determination of the allowance for loan losses as of June 30, 2007. Estimates of fair value of the collateral properties is determined based on a variety of information, including available appraisals and the knowledge and experience of the Company’s senior lending officers related to values of properties in the Company’s market areas. The available appraisals for the properties in question indicated loan-to-value ratios of 74% or less in nearly all cases. The need for updated appraisals is made on a case-by-case basis and no updated appraisals were deemed necessary for the properties in question. In determining estimated fair values, the Company also took into consideration the type, location and occupancy of the property and current economic conditions in the area. With respect to the loans in question as of June 30, 2007, the Company concluded that the estimated fair value of each of the underlying properties exceeded the Company’s recorded investment in each loan and therefore, under the criteria of SFAS No. 114, a specific valuation allowance was not recorded.

•	The extent to which collateral valuations are for commercial and multifamily real estate loans for properties located in areas with stagnancy or distressed economies.

As is indicated in its Report on Form 10-K and 10-Q, the Company’s loan portfolio is concentrated in mortgage loans secured by commercial and multifamily real estate and the Company tends to lend in areas that are in the process of being revitalized or redeveloped. The composition of the Company’s loan portfolio was considered in determining the amount of the allowance for loan losses at June 30, 2007. As is disclosed in its Report on Form 10-K and 10-Q, the Company has a concentration of loans on properties located in New York State and the State of Florida. A large number of the properties in New York are located in Manhattan, Brooklyn, Queens and the Bronx. Accordingly, changing economic conditions in these lending areas are monitored closely and are considered in the Company’s collateral valuations, which directly affect the determination of the amount of the allowance for loan losses.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we believe this letter responds to the comment set out in the staff’s letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please feel free to contact Lowell S. Dansker at (212) 218-2802.

Sincerely,

/s/ Lowell S. Dansker
Chairman

cc:	Thomas E. Willett, Harris Beach LLP
Ed Hacker, Partner, Hacker Johnson & Smith, P.A., P.C.
Michael Callen, Audit Committee Chairman

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